PRESS RELEASE	NOVEMBER 9, 2022

Largo Reports Third Quarter 2022 Financial Results; Continues its Focus on Two-Pillar Growth Strategy

All amounts expressed are in U.S. dollars, denominated by "$".

Q3 2022 Highlights

  Revenues of $54.3 million vs. revenues of $53.9 million in Q3 2021; Revenues per lb sold1 of $8.80 vs. $9.10 in Q3 2021

  Net loss of $2.6 million vs. net income of $9.2 million in Q3 2021; Basic loss per share of $0.04 in Q3 2022; Inclusive of approximately $3.0 million in non-recurring expenditures such as legal and listing costs for Largo Physical Vanadium Corp. ("LPV") and an increase in legal provisions

  Cash provided before working capital items of $4.3 million vs. $20.3 million in Q3 2021; Net cash provided by operating activities of $10.0 million vs. $15.5 million in Q3 2021

  Operating costs of $45.6 million vs. $32.1 million in Q3 2021 and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $4.86 in Q3 2022 vs. $3.53 in Q3 2021

  Cash balance of $62.7 million and a net working capital2 surplus of $114.1 million exiting Q3 2022

  V2O5 equivalent sales of 2,796 tonnes (inclusive of 351 tonnes of purchased material) vs. 2,685 tonnes (inclusive of 136 tonnes of purchased material) sold in Q3 2021

  Production of 2,906 tonnes (6.4 million lbs3) of V2O5 vs. 3,260 tonnes in Q3 2021

  Progress continued on the implementation of the Company's ilmenite concentration plant at the Maracás Menchen Mine, including receiving all required metallic flotation structures and building of desliming, flotation, filtration, warehouse and pipe rack structures; Expects commissioning to be completed in Q2 2023

  Largo Clean Energy ("LCE") signed a non-binding MOU with Ansaldo Green Tech in August 2022 to negotiate the formation of a joint venture for the manufacturing and commercial deployment of vanadium redox flow batteries ("VRFB") in the European, African and Middle East power generation markets

  Published 2021 Sustainability Report and 2021 Taskforce on Climate-Related Financial Disclosures (TCFD) Climate report, outlining the Company's commitment and approach to both sustainability and climate change

  Q3 2022 results conference call: Thursday, November 10th at 1:00 p.m. ET

Vanadium Market Update4

  The Company maintained a strong focus on developing new markets for its high purity products and concluded its first sale of vanadium trioxide ("V203") in Europe in Q3 2022

  High purity vanadium demand has increased following ongoing recovery from 2020 COVID-19 impacts, which was partially offset by a softening of steel demand in Q3 2022

  The average benchmark price per lb of V2O5 in Europe was $8.23 in Q3 2022, a 12% decrease from the average of $9.40 seen in Q3 2021 and a 26% decrease from the average of $11.08 seen in Q2 2022; The average benchmark price per kg of ferrovanadium ("FeV") in Europe was $33.85 in Q3 2022, a 12% decrease from the average of $38.32 seen in Q3 2021 and a 24% decrease from the average of $44.22 seen in Q2 2022

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces its third quarter 2022 financial results with revenues of $54.3 million from V2O5 equivalent sales of 2,796 tonnes.

Paulo Misk, President and CEO of Largo, stated: "Global market uncertainties, including continued inflationary pressures and a challenging supply chain environment, continued to affect the Company in Q3 2022. Impacts to our financial performance in the third quarter 2022 were largely attributable to lower sales of our produced material, the effects of lower production and increased consumable costs. However, our team is confident in reaching its revised 2022 guidance and continues its focus on the Company's growth strategy." He continued: "Despite near-term uncertainties, long-term market fundamentals for vanadium and outlined growth opportunities for the Company remain highly attractive. I am optimistic that the expected upside derived from our two-pillar strategy as a leading vanadium company will be positive for all stakeholders as global conditions improve."

Financial Results

(thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share)	Three months ended		Nine months ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Revenues	54,258	53,861	181,750	147,954
Operating costs	(45,602)	(32,126)	(125,264)	(95,264)
Direct mine and production costs	(24,655)	(18,613)	(66,120)	(53,756)
Net income (loss) before tax	(1,960)	13,469	21,263	32,096
Income tax (expense)	(1,307)	(2,569)	(9,024)	(5,028)
Deferred income tax recovery (expense)	666	(1,707)	1,171	(5,286)
Net income (loss)	(2,601)	9,193	13,410	21,782
Basic earnings (loss) per share	(0.04)	0.14	0.21	0.34
Diluted earnings (loss) per share	(0.04)	0.14	0.21	0.34
Cash provided before non-cash working capital items	4,328	20,314	35,479	49,260
Net cash provided by operating activities	10,037	15,512	8,889	36,350
Net cash (used in) provided by financing activities	17,651	78	2,357	(6,900)
Net cash (used in) investing activities	(17,677)	(6,145)	(33,328)	(20,414)

Net change in cash	9,835	6,898	(21,077)	8,422

	As at
	September 30, 2022	December 31, 2021
Cash	62,713	83,790
Working capital	114,097	118,310

Maracás Menchen Mine Operational and Sales Results

	Q3 2022	Q3 2021
Total Ore Mined (tonnes)	351,450	366,484
Ore Grade Mined - Effective Grade[5] (%)	1.02	1.10

Concentrate Produced (tonnes)	99,513	113,879
Grade of Concentrate (%)	3.26	3.32
Global Recovery[6] (%)	80.7	83.7

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,906	3,260
V2O5 produced (equivalent pounds3)	6,406,626	7,187,061
V2O5 Equivalent Sold (tonnes)	2,796	2,685
Produced V2O5 equivalent sold (tonnes)	2,445	2,549
Purchased V2O5 equivalent sold (tonnes)	351	135

Cash Operating Costs Excluding Royalties per pound sold ($/lb)[1]	4.86	3.53
Revenues per pound sold ($/lb)[1]	8.80	9.10

Q3 2022 and Other Financial Highlights

  The Company recognized revenues of $54.3 million from sales of 2,796 tonnes of V2O5 equivalent (Q3 2021 - 2,685 tonnes) in Q3 2022, in line with revenues of $53.9 million in Q3 2021. Revenues per pound sold1 were $8.80 in Q3 2022 compared to $9.10 per pound sold in Q3 2021, representing a 3% decrease.

  Operating costs of $45.6 million in Q3 2022 (Q3 2021 - $32.1 million) include direct mine and production costs of $24.7 million (Q3 2021 - $18.6 million), conversion costs of $1.7 million (Q3 2021 - $2.0 million), product acquisition costs of $7.2 million (Q3 2021 - $2.5 million), royalties of $2.5 million (Q3 2021 - $2.7 million), distribution costs of $2.6 million (Q3 2021 - $1.3 million), inventory write-down of $1.7 million (Q3 2021 - $nil), depreciation and amortization of $5.1 million (Q3 2021 - $4.8 million) and iron ore costs of $0.2 million (Q3 2021 - $0.1 million).

  The increase in direct mine and production costs is primarily attributable to a decrease in the global recovery6, cost increases in critical consumables, including heavy fuel oil ("HFO") and ammonium sulfate, as well as increased consumption of these critical consumables and sodium carbonate. Higher costs of production in the current and previous periods related to shutdowns for the refractory refurbishment in the kiln and cooler, repairs to the cooler support bearing, maintenance of the cooler engine system and power substation, while reduced de-ammoniator and kiln availability continued to impact operating costs as a result of the time between production and sales. The increase in product acquisition costs is related to the increased amount of purchased products that have been sold in the period. At September 30, 2022, the Company recognized an inventory write-down for its purchased products, which was primarily due to the decreases in the average benchmark prices at the end of Q3 2022 as noted above.

  Cash operating costs excluding royalties1 were $4.86 per lb sold in Q3 2022, compared with $3.53 for Q3 2021. The increase seen in Q3 2022 compared with Q3 2021 is largely due to the reasons noted above for operating costs. Further, produced V2O5 equivalent sold decreased as compared with Q3 2021.

  The Company recorded a net loss of $2.6 million in Q3 2022, compared with a net income of $9.1 million in Q3 2021. This movement was primarily due to lower sales and an increase in operating costs, professional, consulting and management fees and other general and administrative expenses.

  Professional, consulting and management fees were $7.2 million in Q3 2022, compared with $4.9 million in Q3 2021. The increase is primarily attributable to costs incurred in Q3 2022 in connection with LCE which was not fully operational in Q3 2021 and transaction and listing related costs incurred by LPV in Q3 2022 in connection with the completion of its qualifying transaction.

  Other general and administrative expenses were $4.1 million in Q3 2022, compared with $1.0 million in Q3 2021, which is primarily attributable to a further increase in legal provisions in the Mine properties segment of $2.0 million, as well as costs incurred in Q3 2022 by LCE.

  Technology start-up costs were $0.3 million in Q3 2022 (Q3 2021 - $nil) and include a recovery of $0.8 million during the quarter. The expense recovery for LCE in Q3 2022 is due to the reclassification of some costs incurred in prior periods to inventory. Technology start-up costs relate to activities at LCE focussed on the ramp up of operations for the deployment of its VCHARGE VRFB system (nine months ended September 30, 2022 - $3.8 million) and initial activities for the titanium project in Brazil (Q3 2022 and the nine months ended September 30, 2022 - $0.8 million).

  Cash provided by financing activities in Q3 2022 increased by $17.6 million over Q3 2021. The movement is primarily due to the classification of $15.5 million out of restricted cash following the completion of LPV qualifying transaction and the sale of non-controlling interest of $7.5 million (Q3 2021 - $nil), partially offset by share repurchases of $5.8 million (Q3 2021 - $nil).

  Cash used in investing activities of $17.7 million in Q3 2022 is an increase of $11.5 million from the $6.1 million seen in Q3 2021. Expenditures in 2022 primarily relate to the ilmenite project, costs associated with a software implementation and cash outflows for purchased product vanadium assets.

  In October 2022, the Company secured an additional debt facility of $20.0 million with a bank in Brazil. The facility is for three years, with equal principal repayments due after 18, 24, 30 and 36 months. In addition to a fee of 0.7%, accrued interest at a rate of 8.33% p.a. is to be paid every six months.

Additional Highlights

  Production: V2O5 equivalent production in July 2022 was 811 tonnes, with 1,140 tonnes produced in August and 955 tonnes produced in September, for a total of 2,906 tonnes produced in Q3 2022. Production in July was impacted by the refractory refurbishment in the kiln and cooler, with September impacted by lower quantities of ore mined as the Company transitioned to a new mining contractor. The global recovery6 achieved in Q3 2022 was 80.7%, a 3.6% decrease from the 83.7% achieved in Q3 2021 and 1.3% lower than the 81.8% achieved in Q2 2022. The global recovery6 in July 2022 was 80.1%, with 81.3% achieved in August and 80.8% achieved in September. Subsequent to Q3 2022, production in October 2022 was 804 tonnes of V2O5. Production in October was primarily impacted by effects of the mining contractor transition and corrective maintenance at the leaching and deammoniator areas.

  Sales: In Q3 2022, the Company sold 2,796 tonnes of V2O5 equivalent (Q3 2021 - 2,685 tonnes), including 351 tonnes of purchased products (Q3 2021 - 135 tonnes). Produced V2O5 equivalent sold decreased, with 5.4 million lbs sold in Q3 2022, as compared with 5.6 million lbs sold in Q3 2021. The Company delivered both standard grade and high purity V2O5, as well as V2O3 and FeV to customers globally. Lower Q3 2022 sales is largely attributable to weaker spot demand during the period as well as ongoing shipment delays. Subsequent to Q3 2022, sales in October 2022 were 1,056 tonnes of V2O5 equivalent, including 74 tonnes of purchased material.

  Largo Clean Energy: During Q3 2022, LCE made progress on the delivery of the Enel Green Power España ("EGPE") contract, which remains a key focus. All high-power battery stacks have been manufactured and the Company has proceeded with factory acceptance testing. The required battery stack containers are fully assembled, and final validation and factory acceptance testing remains ongoing. Additionally, the required electrolyte storage containers are progressing through the final painting, lining and integration process. A majority of the required alternating current ("AC") components have been manufactured and factory-accepted, and shipment to the deployment site has begun. The battery deployment site is under construction and LCE expects to begin equipment installation in November 2022. LCE continues to experience a number of shipping and logistical delays related to certain components for its EGPE VRFB deployment. However, management of LCE are monitoring the situation closely and now expect the completion of the commissioning of the EGPE VRFB to be pushed into Q2 2023.

  Largo Physical Vanadium: In Q3 2022, the Company announced the completion of the qualifying transaction for LPV with Column Capital Corp. ("CPC"). As part of the transaction, the Company contributed approximately 200 tonnes of V2O5 equivalent and C$20.0 million of the C$30.2 million that LPV raised in a financing that closed in April 2022. LPV will acquire and store vanadium units in commercial forms as well as in electrolyte solutions for VRFB applications. On September 27, 2022, the Company announced that LPV shares had commenced trading on the TSX Venture Exchange under the ticker symbol "VAND". For more information on LPV, please visit www.lpvanadium.com.

Q3 2022 Webcast and Conference Call Information

The Company will host a webcast and conference call on Thursday, November 10th at 1:00 p.m. ET, to discuss its third quarter 2022 results and progress.

Webcast and Conference Call Details:

Date:	Thursday, November 10, 2022
Time:	1:00 p.m. ET
Webcast Registration Link:	https://app.webinar.net/DGd5pl8pBk6
Dial-in Number:	Local: +1 (647) 794-4605
North American Toll Free: +1 (888) 204-4368
Conference ID:	3815502
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: +1 (888) 390-0541
Replay Passcode: 214434 #
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/investors/overview

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 and its management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2022 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing and cost related to the build-out of the ilmenite plant and the titanium project; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to successfully deploy our VCHARGE batteries in foreign jurisdictions; our ability to negotiate and enter into a joint venture with Ansaldo Green Tech and the success of such joint venture;  the receipt of necessary governmental permits and approvals on a timely basis, our ability to secure the required production resources to build and deploy our VCHARGE batteries, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Q3 2022 Net Income Reconciliation

		Q3 2022
Total V2O5 equivalent sold	000s lbs	6,164	A
	Tonnes[i]	2,796

Produced V2O5 equivalent sold	000s lbs	5,390	B
	Tonnes[i]	2,445

Revenues per pound sold	$/lb	$8.80	C
Cash operating costs per pound	$/lb	$5.33	D

i. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

		Q3 2022
Revenues		$54,258	A x C 2,796 tonnes of V2O5equivalent sold (Q3 2021 - 2,685 tonnes), with revenues per pound sold of $8.80 (Q3 2021 - $9.10)
Cash operating costs		(28,716)	B x D Global recovery of 80.7% (Q3 2021 - 83.7%), impact of shutdowns and cost and consumption increases for critical consumables, including HFO, ammonium sulfate and sodium carbonate
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(1,655)		Note 19 394 tonnes of produced FeV sold

		Q3 2022
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(7,248)		Note 19 351 tonnes of V2O5 equivalent of purchased products sold, compared with 135 tonnes in Q3 2021 with a cost of $2,479
Distribution costs	(2,581)		Note 19
Depreciation	(5,111)		Note 19
Inventory write-down	(1,655)		Note 19 Attributable to purchased FeV and V2O5 inventory
Increase in legal provisions	(2,050)		See "other general and administrative expenses" section on page 6
Iron ore costs	(200)		Note 19

		(20,500)
Commercial & Corporate costs
Professional, consulting and management fees	(2,056)		Note 15 (Sales & trading plus Corporate) In line with Q3 2021
Other general and administrative expenses	(494)
Share-based payments	(131)
		(2,681)
Largo Clean Energy		(3,254)	Note 15 (excluding finance costs and foreign exchange) 2022 guidance between $15,000 and $18,000. $14,667 in the nine months ended September 30, 2022

Largo Physical Vanadium		(1,146)	Note 15 (excluding finance costs and foreign exchange)
Titanium project		(487)	Note 15 - "other"
Foreign exchange gain		967
Finance costs		(296)
Interest income		401
Exploration and evaluation costs		(506)

Net income (loss) before tax		(1,960)
Income tax expense		(1,307)
Deferred income tax recovery		666

Net income (loss)		$(2,601)

Note references in the table above refer to the note disclosures contained in the Q3 2022 unaudited condensed interim consolidated financial statements.

Non-GAAP7 Measures

The Company uses certain non-GAAP financial performance measures in its press release and Management Discussion and Analysis, which are described in the following section.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q3 2022 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenues - V2O5 produced[1]	$30,831	$28,627	$98,621	$76,381
V2O5 sold - produced (000s lb)	3,745	3,308	10,824	10,265
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$8.23	$8.65	$9.11	$7.44

Revenues - V2O5 purchased[1]	$1,655	$-	$3,184	$455
V2O5 sold - purchased (000s lb)	207	-	339	55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$8.00	$-	$9.39	$8.27

Revenues - V2O5[1]	$32,486	$28,627	$101,805	$76,836
V2O5 sold (000s lb)	3,952	3,308	11,163	10,320
V2O5 revenues per pound of V2O5 sold ($/lb)	$8.22	$8.65	$9.12	$7.45

Revenues - V2O3 produced[1]	$3,798	$-	$3,798	$-
V2O3 sold - produced (000s lb)	308	-	308	-
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$12.33	$-	$12.33	$-

Revenues - V2O3 purchased[1]	$482	$-	$482	$-
V2O3 sold - purchased (000s lb)	43	-	43	-

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$11.21	$-	$11.21	$-

Revenues - V2O3[1]	$4,280	$-	$4,280	$-
V2O3 sold (000s lb)	350	-	350	-
V2O3 revenues per pound of V2O3 sold ($/lb)	$12.23	$-	$12.23	$-

Revenues - FeV produced[1]	$12,756	$22,621	$54,667	$63,908
FeV sold - produced (000s kg)	394	716	1,576	2,321
FeV revenues per kg of FeV sold - produced ($/kg)	$32.38	$31.59	$34.69	$27.53

Revenues - FeV purchased[1]	$4,736	$2,613	$20,998	$7,210
FeV sold - purchased (000s kg)	159	88	516	265
FeV revenues per kg of FeV sold - purchased ($/kg)	$29.79	$29.69	$40.69	$27.21

Revenues - FeV[1]	$17,492	$25,234	$75,665	$71,118
FeV sold (000s kg)	553	804	2,092	2,586
FeV revenues per kg of FeV sold ($/kg)	$31.63	$31.39	$36.17	$27.50

Revenues[1]	$54,258	$53,861	$181,750	$147,954
V2O5 equivalent sold (000s lb)	6,164	5,919	18,340	18,727
Revenues per pound sold ($/lb)	$8.80	$9.10	$9.91	$7.90

1. As per note 18 of the Company's Q3 2022 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Per Pound

The Company's press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. This measure differs to the new total cash costs non-GAAP measure the Company uses to measure its overall performance (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company's MD&A refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q3 2022 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Operating costs[i]	$45,602	$32,126	$125,264	$95,264

Professional, consulting and management feesii	1,181	1,007	3,784	2,986

Other general and administrative expensesiii	383	236	859	1,003
Less: iron ore costs[i]	(200)	(134)	(637)	(50)
Less: conversion costs[i]	(1,655)	(2,037)	(5,839)	(6,660)
Less: product acquisition costs[i]	(7,248)	(2,479)	(20,651)	(8,656)
Less: distribution costs[i]	(2,581)	(1,331)	(6,887)	(3,839)
Less: inventory write-downiv	(1,655)	-	(1,655)	(2)

Less: depreciation and amortization expense[i]	(5,111)	(4,825)	(14,923)	(15,713)
Cash operating costs	28,716	22,563	79,315	64,333
Less: royalties[1]	(2,497)	(2,707)	(8,265)	(6,588)
Cash operating costs excluding royalties	26,219	19,856	71,050	57,745
Produced V2O5 sold (000s lb)	5,390	5,621	16,272	17,686
Cash operating costs per pound ($/lb)	$5.33	$4.01	$4.87	$3.64

Cash operating costs excluding royalties per pound ($/lb)	$4.86	$3.53	$4.37	$3.27

i. As per note 19 of the Company's Q3 2022 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 15 of the Company's Q3 2022 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 15 of the Company's Q3 2022 unaudited condensed interim consolidated financial statements less the increase in legal provisions of $2.0 million (Q3 2022) and $4.9 million (nine months ended September 30, 2022) as noted in the "other general and administrative expenses" section on page 7 of the Company's Q3 2022 management discussion and analysis.

iv. As per notes 5 and 19 of the Company's Q3 2022 unaudited condensed interim consolidated financial statements for purchased finished products.

____________________

1 The cash operating costs excluding royalties and revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.
2 Defined as current assets less current liabilities per the consolidated statements of financial position.
3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.
4 Pricing derived from Fastmarkets Metal Bulletin.
5 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.
6 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.
7 GAAP - Generally Accepted Accounting Principles